[Letterhead of Lipid Sciences, Inc.]

September 6, 2006

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C.  20549
Attention:  Mr. Jeffrey Riedler

Re:	Lipid Sciences, Inc. Registration Statement on Form S-3 File No. 333-136831

Ladies and Gentlemen:

Lipid Sciences, Inc. (the “Company”), pursuant to Rule 461 under the Securities Act of 1933, as amended, hereby requests that the effective date of the above-referenced Registration Statement be accelerated so that the Registration Statement may become effective at 10:00 a.m., Pacific Daylight Time, on the 8th day of September, 2006 or as soon thereafter as practicable.

In connection with this request, the Company acknowledges that:

•                  should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•                  the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•                  the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

LIPID SCIENCES, INC.,
a Delaware corporation

		By:	/s/ Sandra Gardiner
Sandra Gardiner
Chief Financial Officer

cc:	John L. Krug, Esq.
Roger S. Mertz, Esq.